Cabrera Capital Markets, LLC

Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 1,830,143
Commissions and underwriting receivables	83,112
Receivable from clearing broker	473,582
Certificates of deposit	168,737
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $475,954	26,755
Receivable from affiliates	1,194,000
Other assets	260,854
Total assets	**$ 4,037,183**

Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 839,968
Total liabilities	839,968
Liabilities subordinated to claims of general creditors	1,325,000
Members' equity	1,872,215
Total liabilities and members' equity	**$ 4,037,183**

See Notes to Financial Statements.